UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

BioSig Technologies, Inc.

(Name of Issuer)

Common Stock, par value of per share

(Title of Class of Securities)

09073N102

(CUSIP Number)

David Cherry

6 Derryhirk Road

Dungannon, Co Tyrone

BT71 6NH

0044 7944617617

With a Courtesy Copy to:

Liam Kerr, Unit 58, Armagh Business Centre,

Loughgall Road, Armagh, N. Ireland, BT61 7NH

0044 7977988927

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Cherry Pipes Ltd. UK tax no. 6985419731

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds Available and uncommitted funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,030,728

8. Shared Voting Power
0

9. Sole Dispositive Power
1,030,728

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,030,728
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11) 6.26%

14. Type of Reporting Person FI

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1. Names of Reporting Persons.
David Cherry

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds Available and uncommitted funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 126,000

8. Shared Voting Power
0

9. Sole Dispositive Power
126,000

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 126,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11) 0.78%

14. Type of Reporting Person IN

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1. Names of Reporting Persons.

Thomas David Cherry as Trustee of Cherry Family Trust. UK Pension Scheme Tax Reference 00813735RE
2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
Available and uncommitted funds
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
189,987

8. Shared Voting Power 0

9. Sole Dispositive Power
189,987

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 189,987

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11) 1.17%

14. Type of Reporting Person FI

4

1. Names of Reporting Persons.
Helen Martin

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds available and uncommitted funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
16,749

8. Shared Voting Power
0

9. Sole Dispositive Power
16,749

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,749

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11) 0.10%

14. Type of Reporting Person IN

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ITEM 1. SECURITY AND ISSUER

This statement relates to Common Stock of BioSig Technologies, Inc., whose principal executive offices are located at 12424 Wilshire Blvd., Suite 745, Los Angeles, CA 90025.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Names of Reporting Persons;

Cherry Pipes, Ltd.

Cherry Family Trust

David Cherry

Helen Martin

(b)	Business address (for all);

6 Derryhirk Road, Dungannon, Co Tyrone, BT71 6NH 0044 7944617617

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

David Cherry is Managing Director of Cherry Pipes, Ltd. 6 Derryhirk Road, Dungannon, Co Tyrone, BT71 6NH 0044 7944617617.

Helen Martin is Managing Director of The Mortgage Advice Shop (NI) Ltd, 7 Castle Street, Portadown, Co Armagh Northern Ireland.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) David Cherry and Helen Martin are citizens of The United Kingdom. Cherry Pipes, Ltd. and Cherry Family Trust are organized under the laws of The United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Cherry Pipes, Ltd.	$2,711,032

Cherry Family Trust	$474,964

David Cherry	$471,000

Helen Martin	$63,644

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ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The following list sets forth the aggregate number and percentage (based on 16,588,023 Shares of Common Stock outstanding on 11th September 2018) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:

Name	No. Of Shares & Percentage
Cherry Pipes Ltd.	1,030,728 6.26%
David Cherry	126,000 0.78%
Thomas David Cherry as Trustee of the Cherry Family Trust (2)	189,987 1.17%
Helen Martin (3)	16,749 0.10%

(1)	David Cherry is Managing Director of Cherry Pipes Ltd.
(2)	David Cherry’s full name is Thomas David Cherry.
(3)	Helen Martin is a niece of David Cherry.

Each Reporting Person has the sole power to vote his, her, its shares.

There have been no transactions by the Reporting Persons in the Common Stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A. Joint Filing Agreement, dated September 27, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cherry Pipes Ltd.
Name: /s/ David Cherry
Managing Member

Name: /s/ David Cherry

Cherry Family Trust
Name: /s/ Thomas David Cherry
Trustee

Name: /s/ Helen Martin

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule D (including additional amendments thereto) with respect to the shares of Common Stock, $0.001 par value, of Bio-Sig Technologies, Inc., a Delaware Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: September 27, 2018

CUSIP No. 09073N102

Cherry Pipes Ltd.
Name: /s/ David Cherry
Managing Member

Name: /s/ David Cherry

Cherry Family Trust
Name: /s/ Thomas David Cherry
Trustee

Name: /s/ Helen Martin

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